EXHIBIT 99.1

707 State Road Princeton, NJ 08540
T: 609-430-2880 F: 609-430-2850

MEMORANDUM

TO:	All Medarex Employees

FROM:	Irwin Lerner

RE:	(1)	End of Stock Option Exercise Blackout Period
	(2)	Adverse Tax Consequences of Certain Stock Option Grants
	(3)	Medarex Actions To Mitigate Adverse Tax Consequences

DATE:	March 5, 2007

I am pleased to announce that on Thursday, March 1, 2007, we filed our 2006 Annual Report on Form 10-K with the U.S. Securities and Exchange Commission. As I mentioned on Wednesday’s conference call with investors to discuss Medarex’s financial and operational results, 2006 was an exciting and highly productive year for Medarex on multiple fronts, including our progress towards the creation of a sustainable pipeline of innovative product candidates, and I expect numerous exciting developments in 2007.  I encourage you to listen to the webcast of this call at www.medarex.com/Investor/Webcasts.htm.

End of Stock Option Exercise Blackout Period

In light of last week’s 10-K filing and the restatement of past financial results completed last month, we are lifting the blackout on stock option exercises which began last August.  Stock option exercises can resume on Tuesday, March 6, 2007, subject to our normal insider trading policy (a copy of which can be found in the Employee Handbook). However, before exercising any outstanding stock options, please read carefully the remainder of this memorandum.

Adverse Tax Consequences of Certain Stock Option Grants

Any options determined to have been granted with a below-market exercise price for purposes of our restated financials, which vested or may vest after December 31, 2004, and which remained outstanding (i.e., unexercised) as of December 31, 2005, may be subject to adverse personal taxation under Section 409A of the U.S. Internal Revenue

Code (“Section 409A”) and, for individuals who pay income taxes in California, under an additional comparable provision of the California tax code (“California Section 409A”). There is no equivalent additional New Jersey state tax. Only the portion of such a “discounted” (below-market) option that vested after December 31, 2004 is potentially subject to Section 409A and California Section 409A.

Within the next week, employees who hold “discounted”options will receive a personalized e-mail with additional information identifying the number of such options that may be subject to Section 409A and, if applicable, California Section 409A.  Please await receipt of this important communication.

Under Section 409A, individuals who hold these “discounted” options may be subject to a 20% federal tax on these options, plus interest and penalties, in addition to the regular ordinary income and/or capital gains taxes applicable to these options. In addition, for employees who pay taxes in California, California Section 409A imposes additional identical taxes, interest charges and penalties on these “discounted” options, resulting in an aggregate tax rate of 80% or more of the value of the shares subject to the affected option.  The tax, interest and penalties under Section 409A and California Section 409A apply even if the option is never exercised.

Medarex Actions To Mitigate Adverse Tax Consequences

In order to mitigate the possible adverse personal tax consequences under Section 409A and California Section 409A, we intend to offer current employees who hold these “discounted” options the opportunity to “cure” (i.e., adjust the terms of) these options.  Specifically, we plan to conduct a tender offer in which we will offer to adjust outstanding “discounted” options to increase the exercise price of such options to the fair market value of our common stock on the corrected measurement date, as determined for accounting purposes.  Based on current guidance issued by the Internal Revenue Service in connection with Section 409A, and based on current interpretations of California Section 409A, we believe that this kind of adjustment will help avoid or minimize the adverse tax consequences that are applicable to “discounted” options under Section 409A and California Section 409A.

You will generally be eligible to participate in the tender offer if (a) any portion of your “discounted”

option vested or may vest after December 31, 2004, (b) your “discounted” option remains outstanding and unexercised throughout the duration of the tender offer, (c) you remain a Medarex employee throughout the duration of the tender offer, and (d) you are subject to taxation in the U.S.

We intend to commence the tender offer as described in this memo shortly.  At that time, we will distribute via e-mail to eligible participants the formal terms of the tender offer.  Eligible participants are urged to read these tender offer documents carefully before making a decision to participate in the tender offer.

If you hold a “discounted” option, we strongly encourage you not to exercise that option until you have consulted with your personal tax, legal and financial advisors.  Options that have been exercised prior to the expiration of the tender offer are not eligible to be adjusted in the tender offer.  Medarex does not intend to reimburse you for any taxes you may incur if, after the date hereof, you exercise your option prior to the expiration of the tender offer or you choose to not participate in the tender offer.

If you wish to take advantage of the offer and submit your “discounted” options for adjustment, you should not exercise such options until after the tender offer expires.  Please also note that once the offer has expired, it will take several business days to update the stock plan administration records of option holders who have validly accepted the offer.  When such records are updated, we will notify you, and you will be free to exercise the options, as adjusted, in accordance with their terms and our insider trading policy.

We also anticipate taking additional steps to mitigate the impact of Section 409A and California Section 409A on current employees who exercised “discounted” 409A options prior to today’s date.  If this applies to you, you will receive additional information shortly.

If you do not elect to take advantage of the tender offer, you may be subject to adverse tax consequences on any “discounted” options you hold, plus interest and penalties, in addition to the regular ordinary income and/or capital gains taxes applicable to these options.

Further Information

Undoubtedly some of you will have questions about these complex matters.  I would encourage you to hold your questions until after you have received additional communications from us, including the official tender offer documents, which we hope will address the most common questions.  In addition, we anticipate conducting a series of presentations (in person and/or via our intranet) for eligible participants once we officially commence the tender offer to help highlight the material terms and conditions of the offer. You are also encouraged to consult your own tax, legal and financial advisors at any time if you wish, but Medarex will not reimburse this expense.

Thank you for your understanding and cooperation.  Feel free to e-mail any questions to tenderoffer@medarex.com.